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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC File Number
8-23919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/15 and ending 3/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Honolulu Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3615 Harding Avenue, Suite 207
(No. and Street)

Honolulu	HI	96816
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Gregory Kowal (808) 523-9422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N Avondale Ave., Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2016

OATH OR AFFIRMATION

I, **Gregory Kowal**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of First Honolulu Securities, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Doc. Date: 5/11/16 **# Pages** 1

Notary Name: Dann M. Derrick First Circuit

Doc. Description Information Oath For Auditor

Dann M. Derrick 5/11/16

Notary Signature Date

Notary Public

Signature

Chief Executive Officer

Title





This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
First Honolulu Securities, Inc.

We have audited the accompanying statement of financial condition of First Honolulu Securities, Inc. (the Company) as of March 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Honolulu Securities, Inc. as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 26, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2016

ASSETS

Cash and cash equivalents	$ 8,552
Receivable from broker/dealers	7,870
Securities owned, at fair value	318,635
Property and equipment, at cost (net of $47,011 accumulated depreciation)	-0-
Other assets	6,687
TOTAL ASSETS	$ 341,744

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 2,127
Commissions payable	30,533
Broker dealer payable	54,009
Total Liabilities	$ 86,669
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; 20,000 shares authorized, 11,000 shares issued, 4,510 shares outstanding	$ 1,100
Additional paid-in capital	56,666
Less: Treasury stock, 6,490 shares at cost	(317,457)
Retained earnings	514,766
Total Shareholders' Equity	$ 255,075
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 341,744

The accompanying notes are an integral part of this financial statement.

FIRST HONOLULU SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – First Honolulu Securities, Inc. (the "Company") was incorporated in the state of Hawaii on August 30, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the securities trading and brokerage business in the state of Hawaii.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Purchases and sales of securities are also recorded on a trade date basis.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, some of the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Property and equipment - Depreciation was provided using the accelerated method over estimated useful lives of the assets ranging from three to five year periods.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain reclassifications have been made to the 2015 financial statements to comply with the presentation of the 2016 financial statements. Such reclassifications had no impact on earnings.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

FIRST HONOLULU SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2016

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value certain assets included in receivable from broker/dealers on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist of equity securities.

Securities owned consist of the following:

		Fair Value Measurements at Reporting Date Using		
Description	Fair Values as of March 31, 2016	Level 1	Level 2	Level 3
Equities	$ 211,486	$ 211,486	$ -0-	$ -0-
Fixed income products	107,149	107,149		
Total Securities Owned	$ 318,635	$ 318,635	$ -0-	$ -0-

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2016, the Company's net capital and required net capital were $192,079 and $100,000, respectively. The ratio of aggregate indebtedness to net capital was 45%.

NOTE 4 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

At March 31, 2016, the Company had federal and state net operating loss carryforwards of approximately $500,000, which expire at various dates through 2035.

NOTE 5 - LEASES

The Company rents office space from Aquasearch Investment Partners (AIP), which is owned by certain shareholders of the Company. The Company has no written lease for the office space, and is paying $4,418 per month in rent and maintenance fees, under a month to month agreement. For the year ended March 31, 2016, the Company paid $50,262 to AIP.

NOTE 6 – SHAREHOLDER AGREEMENT

If any shareholder during his/her lifetime desires to sell his/her shares of stock in the Company, the Company shall have the first right to purchase the stock, except shares owned by any director of the Company. The restrictions shall not apply to any transaction between any of the directors. Upon the death of a shareholder, the Company shall purchase all, and not less than all, of the deceased shareholder's shares of stock in the Company at book value.

NOTE 7 - COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

The Company originally filed its year end FOCUS IIA showing an ending net capital of $202,789. The Company filed an amended year end FOCUS IIA on May 24, 2016 showing an ending net capital of $192,079. The entire difference of $10,710 is attributable to including a receivable as allowable, on the originally filed FOCUS IIA.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers, conduct investment activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amount related to these financial instruments reflects the volume and activity and does not reflect the amount of risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – *(Continued)*

In addition, the Company and its customers sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

Clearing Agreement - To facilitate the aforementioned transactions, as well as other securities transactions on the Company's and its customers behalf, the Company has an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement the Company is required to deposit $120,000 in cash or marketable securities with the Clearing Broker/dealer and is prohibited from using other Clearing Broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer.